July 8, 2011
Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Portland General Electric Company
Form 10-K
Filed on February 25, 2011
File No. 1-5532-99

Dear Mr. Allegretto:
On behalf of Portland General Electric Company (the “Company” or “PGE”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 23, 2011 (the “Comment Letter”), with respect to the Form 10-K filed by the Company with the Commission on February 25, 2011 (File No. 1-5532-99) (the “Form 10-K”).
The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2010
Item 8. Financial Statements and Supplementary Data, page 71
Notes to Consolidated Financial Statements, page 81
Note 1: Basis of Presentation, page 81
Consolidation Principles, page 81
1.    We note your disclosure on page 16 that you own a 79% of the Kelso-Beaver pipeline. Please tell us how you account for your ownership interest in the pipeline.
Response:

PGE owns 79% of the Kelso-Beaver Pipeline, which directly connects the Port Westward and Beaver generating plants to the Northwest Pipeline, an interstate natural gas pipeline operating between British Columbia and New Mexico. The pipeline ownership and operation is subject to an agreement to which PGE is a party along with other tenants-in-common.

PGE’s consolidated balance sheets include the accounts of PGE and its wholly-owned subsidiaries, its proportionate share of jointly owned assets and those variable interest entities (VIEs) where PGE has determined it is the primary beneficiary. The Company’s ownership share of direct expenses and costs related to jointly-owned generating plants and its 79% ownership interest in the Kelso-Beaver Pipeline are included as production and distribution expenses in the consolidated statements of income in accordance with ASC-980-360-S99-1.

The Kelso-Beaver Pipeline is included in PGE’s consolidated balance sheets as electric utility plant. The pipeline comprises approximately 0.10% of PGE’s net electric utility plant as of December 31, 2010. PGE has not disclosed its ownership interest in the pipeline in the Consolidation Principles of our Note 1, Basis of Presentation, or in our Note 17, Jointly-Owned Plant in the Form 10-K due to the pipeline’s immateriality to the overall financial statements.

Note 8: Revolving Credit Facilities, page 102
2.     We note that your credit agreements contain a debt ratio covenant which limits total indebtedness to 65% of total capitalization. Please tell us whether the debt ratio covenant restricts your ability to pay dividends and your consideration of disclosing the restriction and the amount of retained earnings or net income restricted or free of restriction. Please refer to ASC 235-10-S99-1(e)(1). In addition, please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10-S99-1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a). In this regard, please specifically tell us whether your debt covenants, State Public Utility Commission or other factor would limit the ability of any of your subsidiaries from declaring a dividend that exceeded the 25% test referred to in the above cite.
Response:

Each of PGE’s credit facilities contains customary covenants and default provisions, including a covenant that limits consolidated indebtedness, as defined in the agreement, to 65% of total capitalization. As of December 31, 2010, PGE was in compliance with this covenant with a 53.4% debt ratio. As a result, PGE could have paid additional dividends of approximately $396 million (assuming all funds to pay those dividends were from additional debt issued on December 31, 2010 and such dividends were paid on December 31, 2010) and still have been in compliance with the 65% debt ratio covenant under its credit facilities. During 2010, 2009, and 2008, PGE paid cash dividends of approximately $78 million, $72 million, and $60 million, respectively. Accordingly, we do not believe that the debt ratio covenant restricts our ability to pay dividends or that any additional disclosure is required.

We considered Staff’s comment regarding our assessment of whether the disclosures required by ASC 235-10-S99-1(e)(3) and Schedule I should be provided, and whether our debt covenants, State Public Utility Commission or other factors limit the ability of any of our subsidiaries from declaring or paying a cash dividend, or repaying intercompany loans and/or cash advances that exceeds 25% of consolidated net assets. The total net assets of PGE’s consolidated and unconsolidated subsidiaries represent less than 0.10% of PGE’s consolidated total assets, and therefore any restriction would not meet the disclosure threshold under ASC 205-10-S99-8(a).

Note 10: Employee Benefits, page 104

Pension and Other Postretirement Plans, page 104

3.     Please tell us your consideration of disclosing information about the valuation techniques and inputs used to measure fair value of plan assets and a discussion of changes in valuation techniques and inputs during the years reported. Please refer to ASC 715-20-50-1-d.iv.03.
Response:

The Company’s overall investment strategy is to meet the goals and objectives of the individual plans through a wide diversification of asset types, fund strategies, and fund managers. Equity securities primarily include investments across the capitalization ranges and style biases, both domestically and internationally. Fixed income securities include, but are not limited to, corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasury securities. Other types of investments include investments in hedge funds and private equity funds that follow several different strategies.

Our Note 10, Employee Benefits disclosure in our 2010 Form 10-K included a reference on page 109 to our overall fair value discussion in Note 4, Fair Value of Financial Instruments. In light of the Staff’s comment, we will revise our employee benefits disclosure in future filings, beginning with the Form 10-Q for the quarterly period ending June 30, 2011 to include more specific disclosure of valuation techniques and inputs used to measure the fair value of plan assets substantially to the effect of the following:

Valuation of Pension and Other Postretirement Benefit Assets:

Investments stated at fair value as determined by actively quoted market prices for identical assets (Level 1) include:

▪	Shares of registered investment companies valued at fair value as determined by quoted market prices, based upon transactable net asset value (NAV)

▪	Domestic and foreign common equity securities valued using actively quoted market prices of a national securities exchange

Investments stated at fair value using significant observable inputs (Level 2) include:

▪	Interest bearing cash in an institutional short-term investment vehicle valued daily

▪
Fixed income investments consisting of domestic corporate bonds whose valuations are furnished by a pricing service. The valuation methods include market transactions for comparable securities and various relationships between securities, which are generally recognized by institutional traders

▪	Common/collective trusts valued at NAV without adjustment

Investments valued at fair value using significant unobservable inputs (Level 3) include hedge funds and limited partnerships valued at NAV without adjustment. Investments in hedge funds are valued at estimated fair value based on the aggregation of each underlying fund’s performance. Limited partnerships are valued at estimated fair value based on the plan’s proportionate share of the partnerships’ fair value as recorded in the partnerships’ most recently available financial statements adjusted for recent activity and forecasted returns.

Significant Investment Risks of Level 3 Instruments:

Certain real estate limited partnerships have long-term lock-up provisions (7-10 years) that are intended to allow for an orderly investment and dissolution of the partnership as the underlying properties are sold. Certain hedge funds have time restraints and may require advance notice for redemption.

Note 18: Contingencies, page 123

4.     We note your disclosure that you cannot predict the ultimate outcome of certain legal matters and that management believes that the outcome of the matters will not have a material adverse impact on your financial condition, but may have a material adverse impact on your results of operations or cash flows in future reporting periods. Please refer to ASC 450 and tell us your consideration of providing an estimate of the reasonably possible range of loss in excess of any amounts accrued for each matter or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss disclosing that such an estimate cannot be made. In this regard, explain to us supplementally why no estimate of range of loss can be provided for those matters in which you have no range of loss disclosed. Please also show us proposed revisions to your disclosure in future filings in regard to the above.
Response:
We acknowledge the Staff’s comment.
Pursuant to ASC 450-20-50-3, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either accruals are not appropriate under ASC 450-20-25-2 or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of legal and regulatory proceedings in which it is involved to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, if accruals are not appropriate.
With respect to the legal and regulatory proceedings described in the “Contingencies” footnote to the Notes to Consolidated Financial Statements in the Form 10-K, no reasonably possible losses in excess of accrued amounts were estimable at the time the filing was made. For certain matters, we provided additional disclosure that we believe allows the reader to evaluate the potential magnitude of the claim. For example, in the matters bearing the captions of “Trojan Investment Recovery”, “Complaint and Application for Deferral - Income Taxes”, “Turlock Irrigation District Claim”, “Lawsuit Filed by Sierra Club and Other Environmental Groups”, and “EPA Notice of Violation”, we provided information concerning the amounts claimed in the plaintiff’s complaint or the maximum possible penalties for the violations alleged, as applicable. In the case of the matter captioned “Pacific Northwest Refund Proceeding”, we disclosed that we cannot estimate the range of potential loss because of uncertainty concerning whether the FERC will order refunds in this proceeding, which contracts would be subject to refunds, or how such refunds, if any, would be calculated. In the case of the matters captioned “EPA Investigation of Portland Harbor” and “EPA Investigation of Harbor Oil”, we disclosed that we cannot estimate a range of potential loss because sufficient information is not yet available to determine the total cost of investigation and remediation of the relevant site or the liability of the Potentially Responsible Parties.
If, in the future, the Company determines in the course of evaluating the status of the legal and regulatory proceedings that estimable losses are reasonably possible and material, the Company will include in the applicable Form 10-Q or 10-K either (i) for each proceeding, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made or (ii) prior to the descriptions of the individual proceedings, disclosure substantially to the effect of the following:
For the limited number of proceedings where we have determined we are able to estimate a reasonably possible loss, the aggregate range of such losses, in excess of accruals established, if any, for such legal proceedings is from $____ to $____ at ____, 2011. The estimated aggregate range of reasonably possible losses is based upon the best information currently available for those proceedings in which the Company is involved, taking into account the Company’s best estimate of such losses for those cases for which such estimate can be made. Those matters for which an estimate is not possible are not included within this estimated range and as to such matters we have included a statement that an estimate cannot be made in the applicable summaries below. Therefore, the foregoing range represents what the Company believes to be an estimate of possible loss only for those matters meeting such criteria. It does not represent the Company’s maximum loss exposure.
We will include the foregoing disclosure in future filings, as appropriate, but otherwise do not propose to make changes to our existing 2010 Form 10-K disclosure.
General - Company Statement
The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *
If you have any questions or comments regarding the foregoing or need any additional information, please contact Kirk Stevens, Controller and Assistant Treasurer at (503) 464-7121.
Very truly yours,

/s/ Maria M. Pope

Maria M. Pope
Senior Vice President, Finance,
Chief Financial Officer and Treasurer